Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/08/13	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540



3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: March 8, 2013

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 8th day of March, 2013.

[signature]
Jane Sciarra
My commission expires October 27, 2014
County of Middlesex, State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/08/13	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

COPY

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: March 8, 2013

By: [signature]
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 8th day of March, 2013.

[signature]
Jane Sciarra
My commission expires October 27, 2014
County of Middlesex, State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road
Fifth Floor, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com


RECEIVED
MAR 11 2013
OFFICE OF THE SECRETARY

March 8, 2013

VIA FEDERAL EXPRESS

Heather Seidel, Associate Director
Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC - Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Seidel:

Enclosed for official filing pursuant to Rule 6a-2 is an original and two copies of Amendment No. 2 to the Form 1 Application of Miami International Securities Exchange, LLC, which includes certain updated information in Exhibits C, F, J and M as indicated below:

1. **Exhibit C has been updated as follows:**

A. Miami International Holdings, Inc. (MIH)

7. The Amended and Restated Certificate of Incorporation as filed with the State of Delaware on August 31, 2012 is attached. There is no change to the content of this document. The previously filed exhibit was a proposed form of the Amended and Restated Certificate of Incorporation.

8. The Amended and Restated By-Laws as of August 31, 2012 are attached. There is no change to the content of this document. The previously filed exhibit was a proposed form of the By-Laws.

9. The lists of officers and directors of MIH have been updated.

B. Miami International Technologies, LLC (MIAX Technologies)

9. The list of officers of MIAX Technologies has been updated.

C. Miami International Futures Exchange, LLC (MIAX Futures)

9. The list of officers of MIAX Futures has been updated.

2. The forms included in Exhibit F have been updated as follows:

1. Member Firm Application Checklist **[Updated]**

2. Pre-Application Information Survey **[Updated]**

3. Member Application **[Updated]**

4. Clearing Member Agreement **[Updated]**

5. Give-Up Agreement **[New]**

17. Service Bureau Agreement **[Updated]**

3. Exhibit J has been updated as follows:

1. The list of officers of Miami International Securities Exchange, LLC (MIAX) has been updated.

2. The list of directors of MIAX has been updated.

3. Information relating to the standing Committees of MIAX has been updated.


MIAX Miami International Securities Exchange

7 Roszel Road
Fifth Floor, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2201


RECEIVED
MAR 11 2013
OFFICE OF THE SECRETARY

March 8, 2013

Elizabeth M. Murphy, Secretary
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-1090

Richard R. Holley, III, Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Filing Pursuant to Exchange Act Rule 6a-3
Member Representative Director Election Notice
Miami International Securities Exchange, LLC ("MIAX")

Dear Ms. Murphy and Mr. Holley:

Filed herewith pursuant to Rule 6a-3(a)(1) of the Securities Exchange Act of 1934 is a Notice to Members of the MIAX Options Exchange relating to the Member Representative Directors that were elected to the Board on March 3, 2013.

Please let me know if you have any questions regarding this matter.

Sincerely,

Barbara J. Comly
General Counsel



NOTICE

TO: Members of the MIAX Options Exchange

FROM: Barbara J. Comly, MIAX Corporate Secretary

DATE: March 4, 2013

RE: Notice of Election of Member Representative Directors to the MIAX Options Exchange ("MIAX") Board of Directors

---

The Annual Meeting of the LLC Member of MIAX for the purpose of electing directors was held on March 3, 2013 (the "Annual Meeting").

At the Annual Meeting, the following persons were appointed as Member Representative Directors for the terms ending at the Annual Meeting of the LLC Member of MIAX set forth below:

Name	Member Firm and Position	Term – Ending in Year
Tejas Shah	Head of Single Stock Volatility Trading – Securities Division – Goldman, Sachs & Co.	2014
Meaghan Dugan	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch	2015
Kurt M. Eckert	Head of Market Structure – Wolverine Trading, LLC	2016

The Member Representative Directors, along with the other directors, are classified and will serve until the expiration of their respective classes in 2014, 2015 and 2016.

If you have any questions relating to the election of the Member Representative Directors, please contact Barbara J. Comly, Corporate Secretary for MIAX, at 609-897-7315 or bcomly@miami-holdings.com.

Exhibit Index *

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C Information relating to each subsidiary or affiliate of the applicant, and of any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange.

Exhibit D Financial statements for each subsidiary or affiliate of the exchange.

Exhibit E Description of proposed operation of the exchange.

Exhibit F A complete set of all forms pertaining to the application for membership and the approval of a person as associated with a member.

Exhibit G Financial statements, reports or questionnaires required of members, participants, subscribers or any other users relating to financial responsibility or minimum capital requirements for such members, participants or any other users.

Exhibit H Listing applications of the applicant, including any agreements required to be executed in connection with listing and a schedule of listing fees.

Exhibit I Audited financial statements of the applicant for the latest fiscal year.

Exhibit J A list of the officers, governors, members of all standing committees, or persons performing similar functions for the applicant.

Exhibit K Shareholders owning 5% or more of the applicant.

Exhibit L Exchange membership criteria and conditions under which members may be subject to suspension or termination with regard to access to the exchange.

Exhibit M List of members of the exchange.

Exhibit N Schedule of securities listed or traded pursuant to unlisted trading privileges on the exchange.

* This exhibit index summarizes the exhibits required by the Form 1 Application for Registration as a National Securities Exchange.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

Exhibit C is hereby amended as set forth below.

A. Miami International Holdings, Inc.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, Miami International Technologies, LLC and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **[Updated]**

Amended and Restated Certificate of Incorporation filed with the State of Delaware Secretary of State on August 31, 2012 is attached.

Article Ninth of the Amended and Restated Certificate of Incorporation of Miami International Holdings, Inc. (the "New Certificate") places certain ownership and voting limits on the holders of Miami International Holdings, Inc. ("Miami Holdings") stock and their Related Persons (as defined in Article Ninth (a)(ii) of the New Certificate). The relevant provisions of the New Certificate impose a 40% ownership limit on the amount of capital stock of Miami Holdings that any person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially; a 20% ownership limit on the amount of capital stock of Miami Holdings that any Exchange Member, either alone, or together with its Related Persons, may own directly or indirectly, of record or beneficially; and prohibit any person, either alone or together with its Related Persons, from having or exercising more than 20% of the voting power of the capital stock of Miami Holdings. See proposed Article Ninth, Section (b)(i) of the New Certificate.

Article Ninth of the New Certificate further provides that in the event that a person, either alone or together with its Related Persons, owns shares in excess of the ownership limitations set forth in Article Ninth, Miami Holdings will be obligated to redeem promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such redemption, that number of shares of stock necessary so that such person, together with its Related Persons, will own of record or beneficiary shares of stock representing in the aggregate no more than 40% of any class of capital stock of Miami Holdings, (or 20% in the case of an Exchange Member, either alone or together with its Related Persons) after taking into account that such redeemed shares will become treasury shares and will no longer be deemed to be outstanding. See proposed Article Ninth, Section (e) of the New Certificate. If and to the extent that shares of Miami Holdings stock beneficially owned by any person or its Related Persons are held of record by any other person, this provision will be enforced against such record owner by requiring the redemption of shares of Miami Holdings stock held by such record owner in a manner that will accomplish the ownership limitation applicable to such person and its Related Persons.

Article Ninth of the New Certificate further provides that in the event that a person, either alone or together with its Related Persons, is entitled to vote or cause the voting of shares representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter (including if it and its Related Persons possess this voting power by virtue of agreements entered into with other persons not to vote shares of stock), then such person, either alone or together with its Related Persons, will not be entitled to vote or cause the voting of these shares of stock to the extent that such shares represent in the aggregate more than 20% of the total number of votes entitled to be cast on any matter, and any such votes purported to be cast in excess of this percentage will be disregarded. See proposed Article Ninth, Section (b)(i)(C) and Section (d) of the New Certificate. If and to the extent that shares of Miami Holdings stock beneficially owned by any person or its Related Persons are held of record by any other person, this provision will be enforced against such record owner by limiting the votes entitled to be cast by such record owner in a manner that will accomplish the voting limitation applicable to such person and its Related Persons.

8. *Copy of existing by-laws*: **[Updated] Amended and Restated By-Laws as of August 31, 2012 are attached.**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Holdings, Inc. [Updated]

The following are currently the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Edward Deitzel	Senior Vice President – Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations

The officers of Miami International Holdings, Inc. will serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. will serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. [Updated]

The following persons are currently the directors of Miami International Holdings, Inc.:

Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
Barry J. Belmont
Christopher Brady
Dr. John P. Davis
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Jack G. Mondel
William J. O'Brien III
Col. Clinton Pagano
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Cynthia Schwarzkopf
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington
Stephen T. Wills
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are currently members of the Audit Committee of Miami International Holdings, Inc.:

Stephen T. Wills (Chairman)

Michael P. Ameen

Khaled Magdy El-Marsafy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. Miami International Technologies, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: organized in Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Miami International Holdings, Inc. intends to manage its technology sale or license business through MIAX Technologies. MIAX Technologies is the surviving company in a merger with ITX Technologies, LLC, a New Jersey limited liability company which ceased to exist upon the merger with MIAX Technologies on June 29, 2010.

5. *Brief description of business or functions*: MIAX Technologies is not yet active. MIAX Technologies may engage in the sale or licensing of trading and information technology.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **The Amended and Restated Certificate of Formation is unchanged.**

8. *Copy of existing by-laws*: **The First Amended and Restated Limited Liability Company Agreement is unchanged.**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Technologies, LLC: [Updated]

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Technologies, LLC:

Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. **Miami International Futures Exchange, LLC**

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. intends to develop MIAX Futures as a futures exchange under the regulation of the CFTC following the commencement of operations by the MIAX as a registered national securities exchange. Once MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: **The Amended and Restated Certificate of Formation is unchanged.**

8. *Copy of existing by-laws*: **The First Amended and Restated Limited Liability Company Agreement is unchanged.**

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC: [Updated]

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC:

Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

Exhibit F is hereby amended as set forth below. [Updated or new forms are attached.]

1. Member Firm Application Checklist [Updated]
2. Pre-Application Information Survey [Updated]
3. Member Application [Updated]
4. Clearing Member Agreement [Updated]
5. Give-Up Agreement [New]
6. User Agreement [Unchanged]
7. Sponsored Access Agreement [Unchanged]
8. Statutory Disqualification Notice [Unchanged]
9. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Firm Applicant [Unchanged]
10. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Individual Applicant [Unchanged]
11. Exchange Data Vendor Agreement [Unchanged]
12. Market Data Policies [Unchanged]
13. MIAX Data Feed Affiliated Companies List – Schedule A [Unchanged]
14. MIAX Data Feed Request – Schedule B [Unchanged]
15. MIAX Data Feed Service Facilitator List – Schedule C [Unchanged]
16. Market Data Subscriber Agreement – Schedule D [Unchanged]

17. **Service Bureau Agreement [Updated]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

Exhibit J is hereby amended as set forth below.

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President - Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
Nadia Levit	Vice President and Controller – Finance Department
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations

Name	Title
Lawrence O'Leary	Vice President – Regulatory Department
Chandra Sreeraman	Vice President – Programming Services – Business Systems Development
Gregory S. Miller	Assistant Vice President – Trading Support – Strategic Planning and Operations
James Morgan	Assistant Vice President – Associate Counsel, Office of General Counsel
Richard Rudolph	Assistant Vice President – Senior Counsel, Office of General Counsel
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

(a) The following persons served as directors of the Exchange on the initial 90 Day Board: **[Updated]**

Name	Classification	Type of Business
Thomas P. Gallagher	Industry Director	Securities Exchange
Michael P. Ameen	Non-Industry Director	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
John Beckelman	Industry/Member Representative Director	Principal – Sandler O'Neill & Partners, L.P.
Lindsay L. Burbage	Non-Industry Director	Attorney
Robert P. Castrignano	Industry/Member Representative Director	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
John DiBacco, Jr.	Industry/Member Representative Director	Global Head of Equities Trading – GETCO Securities, LLC
Leslie Florio	Non-Industry	Board of Trustees – The Hun School of Princeton
Lawrence E. Jaffe	Non-Industry Director	Attorney

Name	Classification	Type of Business
John E. McCormac	Non-Industry Director	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
William J. O'Brien IV	Non-Industry Director	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
Robert D. Prunetti	Non-Industry Director	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
Cynthia Schwarzkopf	Non-Industry Director	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry Director	President of The Teekell Company, Inc.

(b) The following persons were elected as directors of the Exchange at the First Annual Meeting of the LLC Member held on March 3, 2013:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
John DiBacco, Jr.	Industry	Class I – 2014	Global Head of Equities Trading – GETCO Securities, LLC
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2014	Attorney
J. Gray Teekell	Non-Industry	Class I – 2014	President of The Teekell Company, Inc.
Tejas Shah	Industry/Member Representative Director	Class I – 2014	Head of Single Stock Volatility Trading – Securities Division – Goldman, Sachs & Co.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2015	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2015	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC

Name	Classification	Term of Office	Type of Business
John E. McCormac	Non-Industry/ Independent	Class II – 2015	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2015	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
Meaghan Dugan	Industry/Member Representative Director	Class II – 2015	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC

3. **Committees of Miami International Securities Exchange, LLC [Updated]**

The standing committees of the Board and the persons appointed to sit on the standing committees as of March 8, 2013 are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry Director
Robert D. Prunetti	Non-Industry Director
Lindsay L. Burbage	Non-Industry Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry Director
Lawrence E. Jaffe	Non-Industry Director
Leslie Florio	Non-Industry Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Independent Non-Industry Director
Robert Castrignano	Industry Director
Meaghan Dugan	Member Rep Director – Industry

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry Director
J. Gray Teekell	Non-Industry Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair	Non-Industry Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Kurt M. Eckert	Industry Director
John E. McCormac	Non-Industry Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry Director

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response: [Updated]

Exhibit M is hereby amended as set forth below.

Attached is a list of the members of the Exchange as of March 8, 2013 including the information set forth in items 1-6 above.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MIAMI INTERNATIONAL HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF AUGUST, A.D. 2012, AT 9:02 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4457259 8100

120990228


SECRETARY OF STATE
1776 DELAWARE 1787



Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 9817618

DATE: 08-31-12

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

MIAMI INTERNATIONAL HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 22, 2008.

3. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2008.

4. A Certificate of Designation for the Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2008.

5. A Certificate of Designation for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on June 4, 2008.

6. A Certificate of Increase of Shares Designated as Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

7. A Certificate of Elimination for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

8. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 9, 2010.

9. This Amended and Restated Certificate of Incorporation of the Corporation amends and restates the Restated Certificate of Incorporation of the Corporation as set forth in Exhibit A attached hereto. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware.

10. The text of this Amended and Restated Certificate of Incorporation of the Corporation is set forth in Exhibit A attached hereto and made a part hereof.

IN WITNESS WHEREOF, Miami International Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 31st day of August 2012.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

Name: Barbara J. Comly
Title: EVP, General Counsel and Corporate Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:02 AM 08/31/2012
FILED 09:02 AM 08/31/2012
SRV 120990228 - 4457259 FILE

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

FIRST: The name of the Corporation is Miami International Holdings, Inc. (hereinafter the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000 shares which are to be divided as follows:

(i) 400,000,000 shares of voting common stock, par value $.001 per share designated as "Common Stock";

(ii) 200,000,000 shares of nonvoting common stock, par value $.001 per share designated as "Nonvoting Common Stock"; and

(iii) 25,000,000 shares of preferred stock, par value $.001 per share designated as "Preferred Stock".

Except as set forth in this Article Fourth, the Common Stock and the Nonvoting Common Stock (together herein, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all corporate matters.

(a) Voting. Except as may be provided in this Amended and Restated Certificate of Incorporation or as required by law, the Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Common Stock being entitled to one vote for each share of Common Stock held of record by such holder on such matters. The Nonvoting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the GCL or any similar provision hereafter enacted; provided, that an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Nonvoting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL or any similar provision hereafter enacted, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Nonvoting Common Stock, voting separately as a class, shall be required therefor.

(b) Dividends. Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock and holders of Nonvoting Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefore; provided, that the Board of Directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock or Nonvoting Common Stock, whether in cash or otherwise (including any dividend in shares of Common Stock on or with respect to shares of Common Stock or any dividend in shares of Nonvoting Common Stock on or with respect to shares of Nonvoting Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Common Stock and Nonvoting Common Stock. The declaration of Stock Dividends shall be subject to the provisions set forth in Article Ninth below and if the Corporation declares any Stock Dividends and such declaration would violate the provisions of Article Ninth with respect to any stockholder, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum amount of Stock Dividends that may be issued that would not violate the provisions of Article Ninth. The Corporation shall issue any Stock Dividends in full to any stockholder where such declaration would not violate the provisions of Article Ninth. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first-referenced class bears to the total number of shares of such first-referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Common Stock may be paid only with shares of Common Stock. Stock Dividends with respect to Nonvoting Common Stock may be paid only with shares of Nonvoting Common Stock. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of Nonvoting Common Stock, except that the capital stock distributed to holders of Common Stock may have full or any other voting rights and the capital stock distributed to holders of Nonvoting Common Stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(c) Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock or the outstanding shares of Nonvoting Common Stock, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Common Stock and the holders of Nonvoting Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of Nonvoting Common Stock in consideration of such stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(d) Rights on Liquidation. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Common Stock and the holders of Nonvoting Common Stock, as if such classes constituted a single class. For purposes of this subsection (d), a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

(e) Conversion of Nonvoting Common Stock.

(i) Optional Conversion. Subject to the provisions set forth in Article Ninth below, each one share of the Nonvoting Common Stock will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as provided in this Article Fourth. If any stockholder purports to convert any shares of Nonvoting Common Stock that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth.

(ii) Mechanics of Optional Conversion. The holder of any certificate for Nonvoting Common Stock shall be entitled to request conversion of all or part of its Nonvoting Common Stock at any time by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Nonvoting Common Stock and receive a replacement certificate or certificates therefor, specifying the number of shares of Nonvoting Common Stock to be so converted and the holder's calculation of the Nonvoting Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Nonvoting Conversion Rate, the Nonvoting Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Nonvoting Common Stock of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Subsection (e)(i), the shares of Nonvoting Common Stock so converted shall be eliminated, and thereafter such shares of Nonvoting Common Stock shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof. "Nonvoting Conversion Rate" means the number of shares of Common Stock into which each share of Nonvoting Common Stock may be converted.

(iii) Reservation of Stock Issuable Upon Conversion. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common

Stock solely for the purpose of effecting the conversion of the shares of the Nonvoting Common Stock, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

B. The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide for the issuance from time to time in one or more series of any number of the shares of Preferred Stock, and, by filing a certificate pursuant to the GCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

The authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f) Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

(g) The rights of the shares of that series in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

(h) Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the shares of Common Stock or Nonvoting Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

C. The first series of Preferred Stock designated as "Series A Preferred Stock" was eliminated by the filing of a Certificate of Elimination with respect to the Series A Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010.

D. The second series of Preferred Stock was designated as "Series B Preferred Stock" by the filing of a Certificate of Designation with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on May 30, 2008. The number of shares designated was increased by the filing of a Certificate of Increase with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010. The designation, number of shares designated and the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions thereof are as follows:

SERIES B PREFERRED STOCK

1. Certain Defined Terms, Etc. In addition to the terms defined elsewhere herein, certain capitalized terms used in this Article Fourth Section D have the meanings given to them in Article Fourth, Section D, Section 10. References in this Article Fourth Section D to Sections are, unless otherwise stated, references to Sections herein.

2. Designation. Of the 25,000,000 shares of Preferred Stock, par value $.001 per share, that the Corporation is authorized to issue, there are hereby designated Ten Million (10,000,000) as "Series B Preferred Stock" having the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions set forth in this Article Fourth Section D (the "Series B Preferred").

3. Dividends and Distributions. The Series B Preferred shall be entitled to receive dividends and distributions, at the same time and in the same manner as the Common Stock, and in an amount per share equal to the amount per share that the shares of Common Stock into which such Series B Preferred are convertible would have been entitled to receive if such Series B Preferred had been so converted into Common Stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.

4. Voting Rights. (a) The Series B Preferred will have the right to vote or consent in writing as set forth in this Section 4.

(b) As long as any shares of Series B Preferred are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B Preferred, voting as a separate class, will be required in order for the Corporation to:

(i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of this Article Fourth Section D or any other provision of the Charter or Bylaws of the Corporation (the "Bylaws"), in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B Preferred, and the qualifications, limitations or restrictions thereof;

(ii) subdivide or otherwise change shares of Series B Preferred into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise (whether or not any provision of Section 6 is applicable to such transaction); or

(iii) issue any shares of Series B Preferred other than in accordance with this Article Fourth Section D.

(c) The Series B Preferred shall have no right to vote or consent on any matters submitted to a vote of the Common Stock, except as otherwise provided by the GCL.

(d) Notwithstanding any other provision of the Charter or Bylaws, the holders of a majority, or greater number if so required by the Charter or the GCL, of the then-outstanding Series B Preferred may consent in writing to any matter for which a class vote is contemplated, which written consent when so executed by the holders of a majority, or such greater number required, of the then-outstanding Series B Preferred will be deemed, subject to applicable Delaware law, to satisfy the applicable voting requirements.

5. Reacquired Shares. Any shares of Series B Preferred that are converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. None of such shares of Series B Preferred shall be reissued by the Corporation.

6. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred shall be entitled to receive the same distribution paid to the holders of Common Stock, on an as-converted basis. Neither a consolidation or merger of the Corporation with another corporation or other legal entity, nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

7. Conversion. (a) Optional Conversion. Subject to the provisions set forth in Article Ninth, each one share of the Series B Preferred will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as described below, upon a Fundamental Transaction. If any stockholder purports to convert any shares of Series B Preferred that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth. A "Fundamental Transaction" shall mean a Public Company Event, a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock. For purposes of this Article Fourth Section D, "A Public Company Event" means an initial firm commitment underwritten offering to the public of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended or the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended.

(b) Mechanics of Optional Conversion. The holder of any certificate for Series B Preferred shall be entitled to request conversion of all or part of its Series B Preferred at any time as provided in Section 7(a), by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Series B Preferred and receive a replacement certificate or certificates therefor, specifying the number of shares of Series B Preferred to be so converted and the holder's calculation of the Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Conversion Rate, the Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Series B Preferred of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Section 7 (a), the shares of Series B Preferred so converted shall be eliminated, and thereafter such shares of Series B Preferred shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof.

(c) Adjustment for Subdivisions or Combinations of Common Stock. In the event that the Corporation at any time or from time to time after the issuance of the Series B Preferred effects a subdivision, dividend payable in shares of capital stock, combination or other similar transaction of its outstanding Common Stock into a greater or lesser number of shares, then and in each such event the Conversion Rate will be increased or decreased proportionately.

(d) Reorganization, Merger, Consolidation or Sale of Assets. If at any time or from time to time there shall be a capital reorganization of the Common

Stock (other than a subdivision, combination, or dividend payable in shares provided for elsewhere in this Section 7) or a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then as a part of such capital reorganization, merger, consolidation or sale, proper provision will be made so that each holder of Series B Preferred will thereafter be entitled to receive upon conversion of the Series B Preferred the same number of shares of stock, securities or assets of the Corporation, or of the successor corporation or other legal entity resulting from such merger or consolidation or sale, which such holder would have been entitled to receive on such capital reorganization, merger, consolidation or sale if such holder's Series B Preferred had been converted into Common Stock immediately prior to the record date established for determining holders entitled to such distribution, or if no such record date is established, as of the time of such transaction. In any such case, appropriate adjustment will be made in the application of the provisions of this Section 7(d) with respect to the rights of the holders of the Series B Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 7(d) (including adjustment of the Conversion Rate then in effect) will be applicable after that event as nearly equivalent as may be practicable. This provision will apply to successive capital reorganizations, mergers, consolidations or sales.

(e) No Adjustment. No adjustment to the Conversion Rate will be made if such adjustment would result in a change in the Conversion Rate of less than 0.001%. Any adjustment of less than 0.001% which is not made will be carried forward and will be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.001% or more in the Conversion Rate.

(f) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 7, the Corporation at its expense will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause independent public accountants selected by the Corporation to verify such computation and prepare and furnish to each holder of Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, upon the written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at that time in effect, and (iii) the amount, if any, of other property which at that time would be received upon the conversion of Series B Preferred.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of Common

Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

8. Rank. The Series B Preferred will rank on a parity with the Common Stock as to any distributions or upon liquidation, dissolution or winding up.

9. Notice to Holders. Any notice given by the Corporation to holders of record of Series B Preferred will be effective if addressed to such holders at their last addresses as shown on the stock books of the Corporation and deposited in the U.S. mail, sent first-class, and will be conclusively presumed to have been duly given, whether or not the holder of the Series B Preferred receives such notice.

10. Certain Defined Terms. In addition to the terms defined elsewhere in this Article Fourth Section D, the following terms will have the following meanings when used herein with initial capital letters:

"Conversion Rate" means the number of shares of Common Stock into which each share of Series B Preferred may be converted; and

"Person" means any individual, firm, corporation or other entity and includes any successor (whether by merger or otherwise) of such entity.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(c) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(d) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(e) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Commencing on the date (the "Registration Date") that Miami International Securities Exchange, LLC is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934, as amended (the "Act"), for so long as this Corporation shall control, directly or indirectly, Miami International Securities Exchange, LLC, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of Miami International Securities Exchange, LLC and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the "Commission") before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

NINTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply commencing on the Registration Date to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, Miami International Securities Exchange, LLC, except as provided in clause (b)(ii) below:

(a) **Definitions**. As used in this Article Ninth:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule

12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as Miami International Securities Exchange, LLC (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially owned", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) Limitations.

(i) For so long as the Corporation shall control, directly or indirectly, the Miami International Securities Exchange, LLC, except as provided in clauses (ii) (A) and (ii) (B) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clause (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Miami International Securities Exchange, LLC, to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Miami International Securities Exchange, LLC, and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Miami International Securities Exchange, LLC.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) **Required Notices.**

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Ninth shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Ninth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Ninth as may reasonably be requested of such Person.

(d) <u>Effect of Purported Transfers and Voting in Violation of this Article</u>. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Ninth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Ninth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Ninth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) <u>Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article</u>. If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Ninth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Ninth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Ninth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Ninth.

TENTH:

(a) **Indemnification**. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) **Limitation of Liability**. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL HOLDINGS, INC.
(hereinafter called the "Corporation")

ARTICLE I
OFFICES

Section 1. **Registered Office.** The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. **Other Offices.** The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. **Place of Meetings.** Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

Section 2. **Annual Meetings of Stockholders.** The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. **Special Meetings of Stockholders.**

Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. **Notice.** Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article VIII hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 8.

<u>Section 9</u>. <u>List of Stockholders Entitled to Vote</u>. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

<u>Section 10</u>. <u>Stock Ledger</u>. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

<u>Section 11</u>. <u>Conduct of Meetings</u>. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting, (iii) rules and procedures for maintaining order at the meeting and the safety of those present, (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III
DIRECTORS

Section 1. Number, Term and Election of Directors.

(a) The Board of Directors shall consist of not less than three (3) nor more than thirty-one (31) members including the Chief Executive Officer of the Corporation, the exact number of which shall initially be three (3) and, thereafter, as determined from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders. No person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the "Act") may be a director of the Corporation.

(b) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be appointed by the Board of Directors, and, except where by law the signature of the Chief Executive Officer or the President is required, the Chairman of the Board of Directors shall possess the same power as the Chief Executive Officer or the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the Chief Executive Officer or the President if there is no Chief Executive Officer, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the Chief Executive Officer or the President, respectively. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

Section 5. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. The annual meeting of the Board of Directors shall be held immediately before or after the Annual Meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transaction such other business as may lawfully come before it. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the Chief Executive Officer, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or electronic mail on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 6. Quorum and Voting. Except as otherwise required by law or the Certificate of Incorporation or as otherwise specified in these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 7. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9. Committees.

(a) The committees of the Board of Directors shall consist of an Audit Committee and such other standing or special committees as the Board of Directors may designate, by resolution approved by a majority of the entire Board of Directors. Each committee shall consist of one or more of the directors of the Corporation appointed by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

(b) The Audit Committee shall consist of at least three directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. A majority of the members of the Audit Committee shall be Independent Directors. The Audit Committee shall select, evaluate and, where appropriate, replace the Corporation's independent auditors (or nominate the independent auditors to be proposed for ratification by the stockholders of the Corporation). The Audit Committee shall have such other duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors. "Independent Director" means a director who has no material relationship with the Corporation or any subsidiary or affiliate of the Corporation, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such director is a director of the Corporation or any subsidiary of the Corporation. "Exchange Member" means any registered broker or dealer that has been admitted to membership in any national securities exchange operated by the Corporation or any subsidiary or affiliate of the Corporation.

Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor need such officers be directors of the Corporation. No person that is subject to any statutory disqualification (as defined in Section 3(a) (39) of the Act) may be an officer of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 4. President. The President shall, in the absence of the Chairman, the Vice Chairman (if any) and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 5. Vice Presidents. The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6. Secretary. The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 7. Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 8. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 9. Assistant Treasurers. In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Section 10. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V
BOARD OF ADVISORS

Section 1. Membership. The Board of Directors may appoint any person or persons to act in an advisory capacity to the Corporation. Such a group shall be known as the Board of Advisors and shall operate under an Advisory Board Charter approved by the Corporation's Board of Directors.

Section 2. Powers. The Board of Advisors shall be an advisory-only body to the Corporation. They shall have no power to bind the Corporation to any particular position or course of action.

ARTICLE VI
VOTING SECURITIES OWNED BY THE CORPORATION

Section 1. General Power to Vote. Unless otherwise instructed by the Board of Directors, and subject to Section 2 below, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Miami International Securities Exchange, LLC, Miami International Futures Exchange, LLC and Miami International Technologies, LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

Section 2. Meeting of LLC Members of Miami International Securities Exchange, LLC. At any meeting of the holders of LLC interests of Miami International Securities Exchange, LLC (the "LLC Members") held for the purpose of electing directors and members of the Member Nominating Committee of Miami International Securities Exchange, LLC (as set forth in the By-Laws of Miami International Securities Exchange, LLC, the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the LLC Members of Miami International Securities Exchange, LLC with respect thereto, the Corporation shall cause all outstanding shares of Miami International Securities Exchange, LLC owned by the Corporation and entitled to vote at such election to be voted in favor of only those Miami International Securities Exchange, LLC member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of Miami International Securities Exchange, LLC and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII
SRO FUNCTION OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Section 1. Non-Interference. For so long as the Corporation shall control Miami International Securities Exchange, LLC, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Miami International Securities Exchange, LLC and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of the Miami International Securities Exchange, LLC relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of the Miami International Securities Exchange, LLC to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 1.

Section 2. Confidentiality. All books and records of Miami International Securities Exchange, LLC reflecting confidential information pertaining to the self-regulatory function of Miami International Securities Exchange, LLC (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "Commission") or Miami International Securities Exchange, LLC to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or Miami International Securities Exchange, LLC.

Section 3. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of Miami International Securities Exchange, LLC, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Miami International Securities Exchange, LLC for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, Miami International Securities Exchange, LLC, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and Miami International Securities Exchange, LLC, provided that such books and records are related to the operation or administration of Miami International Securities Exchange, LLC.

Section 4. **Cooperation with the Securities and Exchange Commission.** The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and Miami International Securities Exchange, LLC pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and Miami International Securities Exchange, LLC in respect of the Commission's oversight responsibilities regarding Miami International Securities Exchange, LLC and the self-regulatory functions and responsibilities of Miami International Securities Exchange, LLC, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 4.

Section 5. **Consent to Jurisdiction.** The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and Miami International Securities Exchange, LLC, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of Miami International Securities Exchange, LLC, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or the Miami International Securities Exchange, LLC, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of Miami International Securities Exchange, LLC

Section 6. **Consent to Application.** The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to the Miami International Securities Exchange, LLC.

ARTICLE VIII
STOCK

Section 1. **Form of Certificates.** Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the

Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE IX
NOTICES

Section 1. Notices. To the extent permitted by law, any notice required to be given by these By-Laws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient. Whenever, by any provisions of statute, the Certificate of Incorporation, these By-Laws or otherwise, any notice is required to be given any specified number of days before any meeting or event, the day on which such notice was given shall be counted but the day of such meeting or other event shall not be counted in determining whether or not notice has been given in proper time in a particular case.

Section 2. Electronic Notice. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-Laws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Section 3. Waivers of Notice. Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these By-Laws, or otherwise, a written waiver thereof, signed by the person entitled to notice, or such person's proxy in the case of a stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a written waiver duly signed. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE X
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code and the provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 7 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Directors, Officers, Employees and Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights**. To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights**. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance**. The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments**. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause**. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions**. For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was

serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 2. Corporation Not Liable.

(a) The Corporation shall not be liable for any loss or damage sustained by a current or former Exchange Member growing out of the use or enjoyment by such current or former Exchange Member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the Miami International Securities Exchange, LLC. The term "Exchange Member" shall have the meaning given such term in the By-Laws and Rules of the Miami International Securities Exchange, LLC.

(b) The Corporation shall not be liable for any loss or damage sustained by a current or former participant of the Miami International Futures Exchange, LLC ("MIAX Futures") growing out of the use or enjoyment by such participant of the MIAX Futures of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the Miami International Futures Exchange, LLC.

ARTICLE XII
AMENDMENTS

Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. For so long as the Corporation shall control, directly or indirectly, Miami International Securities Exchange, LLC before any amendment to or repeal of any provision of the By-Laws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of Miami International Securities Exchange, LLC and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules promulgated under the Act by the Commission or otherwise, then the proposed changes to the By-Laws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

Section 2. Entire Board of Directors. As used in this Article XII and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: August 31, 2012


MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Member Firm Application Checklist

Firm- Applicant: ______________________________

I. Firm General Information

- ☐ Application

II. Type of Membership

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Clearing
- ☐ Application Fee

III. Firm Contact Information

(Name, title, CRD #, email, phone & fax #s)

- ☐ Business Contacts: Application, Billing, Compliance, Technical and Trading
- ☐ Regulatory Contacts: Supervisory Principal(s), AML Compliance Officer, Chief Compliance Officer, FINOP Officer

IV. Regulatory

(Copies and/or statements)

- ☐ Form BD and CRD #: *most current*
- ☐ Organizational Chart: *Applicant's supervisory structure by name, title, CRD #, and registrations*
- ☐ SRO membership(s) or affiliation(s)
- ☐ Designated Examination Authority (DEA): *(copy of most current examination results)*
- ☐ Written Supervisory Procedures: *including Trading, AML & BCP, and Clearing, if applicable.*
- ☐ Reportable investigation or disciplinary disclosure(s) and findings within last 10 years for all applicants
- ☐ WebCRD registration(s), post-approval.

Form U-4

- ☐ Registered Option Trader(s) list
- ☐ Form U-4 for Member(s)/Approved Person(s):
  - ☐ Primary Lead Market Maker
  - ☐ Lead Market Maker
  - ☐ Registered Market Maker
  - ☐ Electronic Exchange Member
- ☐ Qualification Examination(s) *as required* for Member(s), Market Maker(s), Registered Person(s), Trader(s) and others subject to registration.
- ☐ Non Form U-4 Individual(s) qualification statement(s)

V. Organizational Structure Information

- ☐ Limited Liability Company: *Operating Agreement, Charter, By-laws, Articles of Organization or Certificate of Formation, State Filing copies.*
- ☐ Corporation: *Articles of Incorporation, By laws, Amendments, State Filing copies.*
- ☐ Partnership: *executed copy of Partnership Agreement*
- ☐ Sole Proprietorship
- ☐ Federal ID Number/SSN
- ☐ Office listing(s) where Applicant will conduct MIAX market-making
- ☐ State of Organization

VI. Business and Operating Information

- ☐ Proposed trading activities statement
- ☐ Trade execution, order routing and processing systems agreement(s) with other broker-dealers, banks, service bureaus or other third-party agents
- ☐ OCC Clearing Member Guarantee
- ☐ MPID, *market-making only.*
- ☐ Error Account(s): ______________________________
- ☐ Brokers Blanket Bond, *if applicable*
- ☐ Procedures: Other business activities and "Information Barrier" procedures, *if applicable*

VII. Financial

(*Copies and/or information or statement*)

- ☐ Focus Report: *most current*
- ☐ Balance Sheet: *most current*
- ☐ CFO Declaration Statement
- ☐ Independent Public Accountant
- ☐ Guarantor of transactions and nature of guarantee
- ☐ Capital and debt disclosure statements

VIII. Attestation and Authorization of Membership Applicant

- ☐ Executed Form

Supplemental Documents (*as applicable*)

- ☐ Associated Person Forms: Natural Persons/Affiliated Firms
- ☐ User Agreement
- ☐ Give-Up Agreement
- ☐ Service Bureau Agreement
- ☐ Market Data Agreement
- ☐ Sponsored Access Agreement
- ☐ Clearing Member Agreement

ANY QUESTIONS? PLEASE CONTACT:

John Cunningham
Member Services
(O): 609.897.1479
jcunningham@miaxoptions.com

SEND APPLICATION & DOCUMENTS TO:

Miami International Securities Exchange, LLC
7 Roszel Road - 5th Floor, Ste. 5A
Princeton, NJ 08540
Attention: Member Services
membership@miaxoptions.com


MIAXOptions™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Pre-Application Information Survey

I. **Firm Name:** ____________________
(Please provide requested information on P. 2-3 worksheets.)
Address, Office/Fax #s

II. **Type of Membership**
- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Clearing : #____________________

III. **Primary Firm Contacts**
(Name, title, email, phone & fax #s)
- ☐ Compliance/Pre-Application, Technical, Trading

IV. **Regulatory**
- ☐ Form BD and CRD #: *Please provide most current.*
- ☐ SRO membership(s) or affiliation(s)
- ☐ Designated Examination Authority (DEA)

V. **Organizational Structure**
(Please provide copies.)
- ☐ Limited Liability Company: *Operating Agreement, Articles of Organization or Certificate of Formation, By-law(s), Amendment(s), State filing copies*
- ☐ Corporation: *Articles of Incorporation, By-law(s), Amendment(s), State filing copies*
- ☐ Partnership: *executed Agreement*
- ☐ Sole Proprietorship
- ☐ Organizational Chart: *Applicant's supervisory structure by name, title, CRD #, and registration(s)*
- ☐ Federal Tax ID Number/SSN
- ☐ State of Organization

VI. Business and Operating Information

- ☐ Proposed trading activities statement
- ☐ Description of market maker, order routing and processing systems with other broker-dealers, banks, service bureaus or other third-party agents

QUESTIONS? PLEASE CONTACT:

John Cunningham
Member Services
(O): 609.897.1479
jcunningham@miaxoptions.com

Amy Neiley
Trading Operations
(O): 609.897.1463
aneiley@miaxoptions.com

SEND PRE-APPLICATION INFORMATION & DOCUMENTS TO:

Miami International Securities Exchange, LLC
7 Roszel Road – 5th Floor, Ste. 5A,
Princeton, NJ 08540
Attention: Member Services
membership@miaxoptions.com
(O): 609.897.7300; (F): 609.524.2596

WORKSHEET

I. Firm Address: ______________________________
City/State/Zip Code: ______________________________
Tele #: (   ) ________-__________;   Fax #: (   ) ________-__________

III. Primary Firm Contacts:
Compliance/Pre-Application:

Name: ______________________________ Title: ______________
Tele #: (   ) ________-__________;   Fax #: (   ) ________-__________
Email: ______________________________

Technical:
Name: ______________________________ Title: ______________
Tele #: (   ) ________-__________;   Fax #: (   ) ________-__________
Email: ______________________________

Trading:
Name: ______________________________ Title: ______________
Tele #: (   ) ________-__________;   Fax #: (   ) ________-__________
Email: ______________________________

IV. Regulatory:
Applicant-Firm CRD #: ______________________ SEC #: 8- ________

SRO membership(s) or affiliation(s) and type of membership:

☐ NYSE/ARCA: ________
☐ CBOE: ________
☐ BATS: ________
☐ NYSE/MKT: ________
☐ C2: ________
☐ BOX: ________
☐ PHLX: ________
☐ ISE: ________
☐ BX: ________
☐ NOM: ________

Designated Examination Authority (DEA):

☐ FINRA
☐ CBOE
☐ OTHER: ____________

V. Organizational Structure

☐ Corporation
☐ Limited Liability Company
☐ Partnership
☐ Sole Proprietor

Federal Tax ID/SSN#: ____- __________   State of Organization: ____________

VI. Business and Operating Information

Proposed trading activities:

☐ **Market Maker Business Unit Name:** ____________________
Name: ______________________________ Title: ____________
Tele #: (   ) ______-__________; Fax #: (   ) ______-__________
Email: ____

☐ **Order Flow Provider Business Unit Name:** ____________________
Name: ______________________________ Title: ____________
Tele #: (   ) ______-__________; Fax #: (   ) ______-__________
Email: ____

☐ **Clearance Business Unit Name:** ____________________
Name: ______________________________ Title: ____________
Tele #: (   ) ______-__________; Fax #: (   ) ______-__________
Email: ____

Will your firm require connectivity to the MIAX? _____YES _____NO

Will your firm be connected to the MIAX through another firm? _____YES _____NO

Explain:

____
____
____

Description of Systems:

____
____
____

Clearing Give-up and # Account(s):

____
____
____

Error Account Info:

Firm(s): ____

Acct. #(s): ____

Is the firm subject to the margin rules of:

- ☐ CBOE
- ☐ NYX
- ☐ OTHER: ______________________________
- ☐ N/A

Will your firm require connectivity to the MIAX? _____YES _____NO

Will your firm receive Market Data from the MIAX? _____YES _____NO

Is your firm (or an affiliate) publicly traded? _____YES- SYMBOL: ______ _____NO


MIAXOptions™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Member Application

Applicant Firm Name: ______________________________

An Applicant for membership on the Miami International Securities Exchange, LLC (the "MIAX" or the "Exchange") must complete this Member Application form, including Sections 1 through 5. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to*:

Miami International Securities Exchange, LLC 7 Roszel Road - 5th Floor, Ste. 5A Princeton, NJ 08540 Attention: Member Services 609.897.1479 membership@miaxoptions.com

Each application must be accompanied by a check for the full amount of the applicable application fee payable to the Miami International Securities Exchange, LLC. Application fees are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

Since electronic filings are not encrypted or secure, personal or financial information (such as social security numbers or firm balance sheets) should not be sent electronically: registered mail is advisable.

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

a) **Address:** ______________________________
City/State/Zip Code: ______________________________
Tele #: (   ) ______-________; **Fax #:** (   ) ______-________

b) Is Applicant affiliated with a MIAX Member Firm? Yes:_____ No:_____

1) If yes, List Member Firm(s):

____
____
____

2) Affiliate(s) status:

☐ New
☐ Existing

II. Type of Membership

[Indicate all that apply.]

☐ Primary Lead Market Maker Member
☐ Lead Market Maker Member
☐ Registered Market Maker Member
☐ Electronic Exchange Member
  ☐ Order Flow
  ☐ Clearing #(s): ________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Application Contact:

Name:

Title:

CRD# *(If applicable)*:

Email:

Phone: Fax:

Billing Contact:

Name:

Title:

CRD# *(If applicable)*:

Email:

Phone: Fax:

Compliance Contact:

Name:

Title:

CRD#:

Email:

Phone: Fax:

Technical Contact:

Name:

Title:

CRD# *(If applicable)*:

Email:

Phone: Fax:

Trading Contact:

Name:

Title:

CRD#:

Email:

Phone: Fax:

[A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, if applicable. Attach additional names(s) as needed. ***Form U-4s to be provided. See Sect. IV,(m).]***

Supervisor of Authorized Individual(s):

Name:

Title:

CRD#:

Email:

Phone: Fax:

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Compliance Officer:

Name:

Title:

CRD#:

Email:

Phone: Fax:

Chief Compliance Officer (CCO):

Name:

Title:

CRD#:

Email:

Phone: Fax:

FINOP (Series 27 Qualified):

Name:

Title:

CRD#:

Email:

Phone: Fax:

Principal (Series 24 Qualified):

Name:

Title:

CRD#:

Email:

Phone: Fax:

IV. Regulatory

[Please provide the following information.]

- ☐ a) Applicant's Form BD: *current filing copy.* SEC # 8-: ____________
- ☐ b) Firm CRD: # ______________________
- ☐ c) A list of Self Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ d) Applicant's designated examining authority ("DEA").
- ☐ e) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ g) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ h) A list of all Registered Options Trader(s). *(Note that each Registered Options Trader must take an examination and be approved by the Exchange.)*
- ☐ i) A list of persons primarily responsible for supervising trading and/or market making activities, including such persons' CRD numbers, as applicable [**Sect. III**].
- ☐ j) Form U-4: *current filing copy*, for each individual identified in **(h)** and **(i)** above or, if such individuals are not currently subject to Form U-4 reporting, provide a brief description of their qualifications.
- ☐ k) Firm filing/statement to Associated Person status and MIAX Rules 202/203.
- ☐ l) WebCRD registration(s): post-approval.
- ☐ m) MPID(s): *market-making only*
- ☐ n) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of Applicant's last examination during which such supervisory procedures were reviewed and by which SRO. *(or copy of disposition letter.)*
  2) **Anti-Money Laundering**
  3) **Business Continuity Planning**
  4) **Clearing:** For applicants that propose to clear transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  5) **Information Barrier**, *copy of.*

V. Organizational Structure

[Please provide the following information.]

☐ a) Type of Organization:

- ☐ Corporation
- ☐ Limited Liability Corporation
- ☐ Partnership
- ☐ Sole Proprietor

☐ b) State of Organization: ____________

☐ c) Federal Tax ID/SSN: _____- ________________

☐ d) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ e) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ f) A listing of the office(s) from which Applicant will conduct its MIAX market making (Lead and Registered Market Makers) activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:

- Error Account Information: ____________________________

☐ c) A brief description of:

- Applicant's **proposed trading activities** on the Exchange, such as whether it will enter customer orders, proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives orders** from customers, such as electronically via internet or proprietary communication devices, and the processes and/or systems used.
- A description of the manner in which Applicant will **send orders** to the Exchange, such as manually, through an internal order processing system or through a third party order routing service.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.

☐ d) Brokers' Blanket Bond: If applicable, copy of.

☐ e) If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
  - ☐ Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
  - ☐ Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $________________
  - ☐ Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm: ____

a) The Applicant agrees that it will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self Regulatory Organization (SRO), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

f) The Applicant certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.

2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.

4. **Central Registration Depository ("Web CRD®")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.

8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.

11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.

12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."

13. **MIAX** - the Miami International Securities Exchange, LLC.

14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

15. **Registered Options Trader ("ROT")** – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

16. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

17. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").



MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Clearing Member Guarantee

______________________________	______________________
Name of Clearing Member	OCC # Acronym

____
Name of Member

In accordance with Miami International Securities Exchange, LLC ("MIAX") Rules 209 and 608, the undersigned Clearing Member has issued a Letter of Guarantee for the above Member, a copy of which has been delivered to MIAX. The Letter of Guarantee provides that the Clearing Member guarantees and assumes financial responsibility for all transactions on MIAX resulting from orders, bids, offers and other messages that are transmitted by the Member through the above-listed acronym.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX even if orders, bids, offers or other messages transmitted to MIAX through the foregoing acronym (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

______________________________	______________________
Name of Authorized Signatory of Clearing Member	Title
______________________________	______________________
Signature of Authorized Signatory of Clearing Member	Date



MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Clearing Member Give-Up Authorization and Guarantee

______________________________	______________________________
Name of Clearing Member	OCC # Acronym

____

Name of Member

In accordance with Miami International Securities Exchange, LLC ("MIAX") Rules 209 and 608, the undersigned Clearing Member authorizes the above MIAX Member to give up Clearing Member's OCC # Acronym listed above on MIAX and Clearing Member advises MIAX that it guarantees and assumes financial responsibility for all transactions on MIAX resulting from orders, bids, offers and other messages that are transmitted to MIAX by such MIAX Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX even if orders, bids, offers or other messages transmitted to MIAX by the Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

______________________________	______________________________
Name of Authorized Signatory of Clearing Member	Title
______________________________	______________________________
Signature of Authorized Signatory of Clearing Member	Date
______________________________	______________________________
Name of Authorized Signatory of Member	Title
______________________________	______________________________
Signature of Authorized Signatory of Member	Date


MIAX Options™

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau: ______________________________ Fed Tax ID: ____-__________________

Address: ____

City: ______________________ State: ________ Zip Code: __________

Tele: ( ) ________-__________; Fax: ( ) ________-__________

Business Contact: ______________________________ Title: ____________________

Email Address: ______________________________@________________________

Tele: ( ) ________-__________; Fax: ( ) ________-__________

Billing Contact: ______________________________ Title: ____________________

Email Address: ______________________________@________________________

Tele: ( ) ________-__________; Fax: ( ) ________-__________

Technical Contact: ______________________________ Title: ____________________

Email Address: ______________________________@________________________

Tele: ( ) ________-__________; Fax: ( ) ________-__________

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its member identifier entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

____
Signature

____
Print Name

____
Title (must be an officer)

____
Date

MIAX MEMBER FIRM

____
Signature

____
Print Name

____
Title (must be an officer)

____
Date

____
Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

____
Signature

____
Print Name

____
Title

____
Date

Additional Information:

____
____
____
____
____
____
____
____
____
____
____

MIAX Options

MEMBER FIRMS
Approved

Total Firms: 30

As of: 07-Mar-13

Member Firm	Tele #	Approval Date	Membership Type	Classification
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400 Chicago IL 60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE	MEMBER FIRM
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street Mt. Pleasant SC 29464	(843) 789-2080	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
BARCLAYS CAPITAL INC. 745 Seventh Avenue New York NY 10019	(212) 526-7000	12/7/2012	PL/L/EEM: ORD FLOW	MEMBER FIRM
CITADEL SECURITIES LLC 131 South Dearborn Street Chicago IL 60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW	MEMBER FIRM
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl. Chicago IL 60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl. New York NY 10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
DEUTSCHE BANK SECURITIES INC. 60 Wall Street New York NY 10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR	MEMBER FIRM
ELECTRONIC BROKERAGE SYSTEMS, LLC 180 W. Adams Street, 6th Fl. Chicago IL 60603	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200 Bala Cynwyd PA 19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street New York NY 10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
GOLDMAN, SACHS & CO. 200 West Street New York NY 10282	(212) 902-1000	1/15/2013	PL/LMM	MEMBER FIRM
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl. Greenwich CT 06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR	MEMBER FIRM
ITG DERIVATIVES LLC 601 S. LaSalle, Ste. 300 Chicago IL 60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM
J.P. MORGAN CLEARING CORP. 3 Chase Metrotech Center Brooklyn NY 11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE	MEMBER FIRM
J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York NY 10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW	MEMBER FIRM

Member Firm		
KNIGHT CAPITAL AMERICAS LLC 545 Washington Boulevard Jersey City NJ 07310	Tele #: (201) 386-2891	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS Classification: MEMBER FIRM
LIME BROKERAGE LLC 625 Broadway, 12th Fl. New York NY 10012	Tele #: (212) 824-5500	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
LIQUIDPOINT, LLC 311 South Wacker Drive, Ste. 4700 Chicago IL 60606	Tele #: (312) 986-2006	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
MERRILL LYNCH PROFESSIONAL CLEARING CORP. One Bryant Park, 6th Fl. New York NY 10036	Tele #: (646) 743-1295	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT One Bryant Park New York NY 10036	Tele #: (212) 449-1000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
MORGAN STANLEY & CO. LLC 1585 Broadway New York NY 10036	Tele #: (212) 761-4000	Approval Date: 12/7/2012 Membership Type: ALL MEMBERSHIPS Classification: MEMBER FIRM
NASDAQ OPTIONS SERVICES, LLC One Liberty Plaza 165 Broadway, 50th Fl. New York NY 10006	Tele #: (212) 231-5100	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
OCTEG, LLC 350 N. Orleans Chicago IL 60654	Tele #: (312) 931-2200	Approval Date: 12/7/2012 Membership Type: PL/LMM Classification: MEMBER FIRM
SOUTHWEST SECURITIES, INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 12/7/2012 Membership Type: PLMM Classification: MEMBER FIRM
TIMBER HILL LLC One Pickwick Plaza, Ste. 200 Greenwich CT 06830	Tele #: (203) 618-5800	Approval Date: 12/7/2012 Membership Type: PL/L/RMM Classification: MEMBER FIRM
UBS SECURITIES LLC 677 Washington Blvd. Stamford DE 06901	Tele #: (203) 719-3000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR Classification: MEMBER FIRM
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard Los Angeles CA 90017	Tele #: (213) 688-8090	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE Classification: MEMBER FIRM
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 12/7/2012 Membership Type: EEM: ORDER FLOW Classification: MEMBER FIRM
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 12/7/2012 Membership Type: PL/LMM Classification: MEMBER FIRM